UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 17, 2021

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NOS. 333-255641, 333-255641-01, 333-255641-02 AND 333-255641-03) OF TOTALENERGIES SE, TOTALENERGIES CAPITAL INTERNATIONAL, TOTALENERGIES CAPITAL CANADA LTD. AND TOTALENERGIES CAPITAL AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-255455) OF TOTALENERGIES SE, AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TotalEnergies SE is providing on this Form 6-K the supplemental indentures entered into by each of TotalEnergies Capital, TotalEnergies Capital International and TotalEnergies Capital Canada Ltd. and TotalEnergies SE and The Bank of New York Mellon, acting through its London Branch, as trustee, and the officer’s certificates pursuant to Section 102 of each corresponding indenture, in connection with the name change of each entity.

EXHIBIT INDEX

Exhibit No.	Description

EX-4.1	Sixth Supplemental Indenture between TotalEnergies Capital International, TotalEnergies SE and The Bank of New York Mellon, acting through its London Branch, as trustee, dated as of June 17, 2021.

EX-4.2	Officer’s Certificate pursuant to Section 102 of the Indenture dated as of February 17, 2012, as amended by the first supplemental indenture dated February 19, 2019, the fifth supplemental indenture dated July 22, 2020, and as further amended by the sixth supplemental indenture dated June 17, 2021, among TotalEnergies Capital International, TotalEnergies SE, and The Bank of New York Mellon, acting through its London Branch, as trustee.

EX-4.3	Third Supplemental Indenture between TotalEnergies Capital, TotalEnergies SE and The Bank of New York Mellon, acting through its London Branch, as trustee, dated as of June 17, 2021.

EX-4.4	Officer’s Certificate pursuant to Section 102 of the Indenture dated as of October 2, 2009, as amended by the first supplemental indenture dated October 11, 2018, the second supplemental indenture dated July 22, 2020, and as further amended by the third supplemental indenture dated June 17, 2021, among TotalEnergies Capital, TotalEnergies SE, and The Bank of New York Mellon, acting through its London Branch, as trustee.

EX-4.5	Second Supplemental Indenture between TotalEnergies Capital Canada Ltd., TotalEnergies SE and The Bank of New York Mellon, acting through its London Branch, as trustee, dated as of June 17, 2021.

EX-4.6	Officer’s Certificate pursuant to Section 102 of the Indenture dated as of January 28, 2011, as amended by the first supplemental indenture dated July 22, 2020 and as further amended by the second supplemental indenture dated June 17, 2021, among TotalEnergies Capital Canada Ltd., TotalEnergies SE, and The Bank of New York Mellon, acting through its London Branch, as trustee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: June 17, 2021	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer